Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 110,627,877.52	0.0001381	$ 15,277.71
Fees Previously Paid
	Total Transaction Valuation:	$ 110,627,877.52
	Total Fees Due for Filing:			$ 15,277.71
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 15,277.71
Offering Note
[1]	Note 1a. Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing fee is calculated based on the sum of (a) the aggregate cash payment of US$0.4940 per share for the 218,935,995 issued and outstanding ordinary shares of the issuer (including shares represented by ADSs) subject to the proposed merger of SummerX Holdings Limited with and into the issuer, (b) the product of 2,550,290 ordinary shares issuable under the outstanding and unexercised options that will be cashed out in connection with the proposed merger multiplied by US$0.1533 per share (which is the difference between the US$0.4940 per share merger consideration and the weighted average exercise price of US$0.3407 per share of such options), and (c) the product of 4,215,661 ordinary shares issuable upon settlement of Company restricted share units that will be cashed out in connection with the proposed merger multiplied by US$0.4940 per share ((a), (b) and (c) together, the "Transaction Valuation"). Note 1b. The amount of the filing fee calculated in accordance with the Exchange Act equals US$138.10 for each US$1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources